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July 27, 2011

Mr. Perry J. Hindin, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Temple-Inland Inc.
Schedule TO-T filed July 12, 2011 by International Paper Company and Metal
Acquisition Inc.
File No. 005-34674

Dear Mr. Hindin:

On behalf of our clients, International Paper Company and Metal Acquisition Inc. (collectively, the “Bidders”), set forth below are the responses of the Bidders to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission, dated July 21, 2011, concerning the Schedule TO-T—File No. 005-34674 (the “Schedule TO-T”) filed on July 12, 2011, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Bidders.

To facilitate the Staff’s review, we have included in this letter the headings and numbered comments in bold text and have provided the Bidders’ response immediately following each of the numbered comments. Capitalized terms used but not defined in this letter have the meanings given them in the Schedule TO-T.

Offer to Purchase

Introduction, page 7

1.	We note disclosure in the second to last paragraph on page 7 and elsewhere regarding future open market purchases and privately negotiated transactions following expiration of the Offer and pending completion of the proposed Merger and conducted on potentially less favorable terms than the terms of the Offer. Note that such privately negotiated or open market purchases undertaken with the intent and the effect of facilitating a going-private transaction may be subject to Exchange Act Rule 13e-3 as steps in a series of transactions with a going-private effect. Please confirm your understanding.

New York  —  Washington, D.C.  —  London  —  Paris  —   Frankfurt  —  Moscow  —  Hong kong  —  Shanghai

Response — The Bidders intend to rely on the exception in Exchange Act Rule 13e-3(g)(1) to Exchange Act Rule 13e-3 and confirm their understanding that purchases of Shares at a price that is less than the price paid in the Offer with the intent and effect of facilitating a going-private transaction may be subject to Exchange Act Rule 13e-3 as steps in a series of transactions with a going-private effect.

Conditions of the Offer, page 31

2.	A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the bidder. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not several of the offer conditions have been triggered appears to remain in the bidders’ sole discretion, the assertion of offer conditions appears to be within the exclusive control of the bidders. For example, we refer you to condition (i)(c), (d) and (g) and condition (x). Because it appears that the bidders have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the bidders have created the implication that they may conduct an illusory offer in potential contravention of Exchange Act Section 14(e). In contrast, we note that other conditions in this section appear to be subject to the bidders’ “reasonable judgment.” Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the bidders’ discretion may be judged.

Response — In an amendment to the Schedule TO-T that the Bidders are filing today (the “Schedule TO-T/A”), the Bidders have revised the cited conditions to include an objective standard by providing that (i) the Bidders will determine in their reasonable discretion whether conditions (i)(c), (d) and (g) have been triggered and (ii) the portion of condition (x) related to the receipt of any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency will be triggered only if such approval, permit, authorization, extension, action or non-action, waiver or consent shall not have been obtained on terms that are reasonably satisfactory to the Bidders.

3.

We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer, as noted in the disclosure, and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response — The Bidders confirm their understanding that if a condition were triggered in a manner that is publicly known or otherwise brought to the attention of the Bidders and the Bidders decided to proceed with the Offer (i) this could, depending on the circumstances, be a waiver of such condition and (ii) depending on the materiality of the waived condition and the number of days remaining in the Offer, the Bidders might be required to extend the Offer and recirculate new disclosure to holders of Shares. The Bidders also confirm their understanding that when a condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Bidders must inform holders of Shares of how the Bidders intend to proceed promptly, rather than waiting until the end of the Offer period, unless satisfaction of the condition or the impact of the failure to satisfy the condition cannot reasonably be determined until a later date or expiration of the Offer.

Miscellaneous, page 35

4.	The disclosure in this section indicates that “[t]he Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction” (emphasis added). If this language is intended to apply to holders of Shares located outside the United States, please note that the all-holders provision in Exchange Act Rule 14d-10 applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please either advise us as to how the bidder is complying with the all-holders provision in Rule 14d-10 or revise the disclosure here consistent with the rule.

Response — The Bidders advise the Staff that where the disclosure states that the Offer “is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction,” the Bidders are intending to thereby limit the Offer solely to the extent permitted by Exchange Act Rule 14d-10(b)(2).

*        *        *

The Bidders acknowledge that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or comments regarding this letter or the Schedule TO-T/A, please do not hesitate to contact me at (212) 909-6000.

Very truly yours,

/s/ Jeffrey J. Rosen

Jeffrey J. Rosen